Green Bancorp, Inc.

4000 Greenbriar

Houston, Texas 77098

VIA EDGAR

August 10, 2015

Michael Clampitt, Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                             Green Bancorp, Inc.

Registration Statement on Form S-4

File No. 333-205495

Dear Mr. Clampitt:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4 (File No. 333-205495) (the “Form S-4”) of Green Bancorp, Inc. (the “Company”) be declared effective at the close of business on August 11, 2015.  We respectfully request that we be notified of such effectiveness by a telephone call to Sven G. Mickisch of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3554 and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S-4.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Form S-4 effective, it does not foreclose the Commission from taking any action with respect to the Form S-4;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREEN BANCORP, INC.

By:	/s/ John P. Durie
	Name:	John P. Durie
	Title:	Executive Vice President and Chief
Financial Officer

cc:	Sven G. Mickisch (Skadden, Arps, Slate, Meagher & Flom LLP)
David Irving (Securities and Exchange Commission)
Gus Rodriguez (Securities and Exchange Commission)